Exhibit 99.1

THIS DOCUMENT AND THE ENCLOSED DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this Document, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your ordinary shares, please send this Document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares, you should contact the bank, stockbroker or other agent through whom the sale was effected.

The Notice of Annual General Meeting to be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12.30 p.m. (Israel time) on 27 December 2023 is set out at the end of this Document. To be effective, all proxy votes must be submitted at www.signalshares.com so as to have been received by the Company’s Registrars not less than 48 hours before the time appointed for the General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If a paper form of proxy is requested from the Registrars, it should be completed and returned to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If you are a holder of Depositary Interests and a CREST member, your instruction may also be submitted by using the CREST electronic proxy appointment service. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and return the enclosed Form of Proxy or Form of Direction in accordance with the instructions printed on the form. The return of a Form of Proxy or Form of Direction will not preclude a member from attending and voting at the Annual General Meeting in person should he/she subsequently decide to do so.

TREMOR INTERNATIONAL LTD.
(Incorporated and registered in Israel under number 513956060)

Proposed Change to the Company’s Name to Nexxen International Ltd.
Proposed Increase to the Size of the Board of Directors
Proposed Election of Directors
Proposed Reappointment of Independent External Auditor
Proposed Increase to Share Reserves of the Company’s Equity Compensation Plans
Proposed Re-adoption of the Remuneration Policy for Directors and Executives
and
Notice of Annual General Meeting

No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document.

Copies of this Document will be available on the Company’s website at www.tremorinternational.com.

Cautionary note regarding forward-looking statements

This Document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this Document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2022, subsequent reports on Form 6-K and other documents filed by the Company from time to time with the SEC. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, UK MAR or the DTRs), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of the Company at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

EXPECTED TIMETABLE

Dispatch of this Document and the enclosed documents	22 November 2023
Record Date	27 November 2023
Latest date and time for holders of Depositary Interests to submit proxy instructions through CREST in respect of the General Meeting	20 December 2023 at 10:30 a.m.
Latest date and time for certificated Shareholders to submit proxy instructions in respect of the General Meeting	21 December 2023 at 10.30 a.m.
General Meeting	27 December 2023 at 12.30 p.m. (Israel time)
____________________________

Notes

(1)	References to time in this Document are to London time unless otherwise stated.

(2)
Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

LETTER FROM THE CHAIRMAN OF TREMOR INTERNATIONAL LTD.
(Incorporated and registered in Israel under number 513956060)

Directors:	Registered Office:
Christopher Stibbs (Non-Executive Chairman)
Neil Jones (Senior Non-Executive Director)
Joanna Parnell (Non-Executive Director)
Lisa Klinger (Non-Executive Director)
Rebekah Brooks (Non-Executive Director)
Norm Johnston (Non-Executive Director)
Ofer Druker (Chief Executive Officer)
Yaniv Carmi (Chief Operating Officer)
Sagi Niri (Chief Financial Officer)
82 Yigal Alon Street Tel Aviv 6789124 Israel 22 November 2023

Proposed Change to the Company’s Name to Nexxen International Ltd.
Proposed Increase to the Size of the Board of Directors
Proposed Election of Directors
Proposed Reappointment of Independent External Auditor
Proposed Increase to Share Reserves of the Company’s Equity Compensation Plans
Proposed Re-adoption of the Remuneration Policy for Directors and Executives
and
Notice of Annual General Meeting
Dear Shareholder,

1.          Introduction

I am writing to inform you that the 2023 Annual General Meeting of the Company will be held on 27 December 2023 at 12:30 p.m. (Israel time). The formal notice of the Annual General Meeting and full details of all resolutions to be proposed are set out in this Document.

There are sixteen (16) resolutions proposed to be adopted at the Annual General Meeting.

2.          Proposed Change to the Company’s Name to Nexxen International Ltd.

On 12 June 2023, the Company announced the rebranding of the products and platforms within its portfolio as Nexxen. The new unified brand name and identity encompass all of the Company’s key strategic growth pillars, including the combined DSP Amobee and Tremor Video, the SSP Unruly and the CTV ad server Spearad, and that moving forward, these key business units will operate as the Nexxen DSP, Nexxen SSP and Nexxen Ad Server, respectively. The Nexxen SSP and the Nexxen Ad Server will go to market collectively as Nexxen CTRL.

As part of the rebranding of the Company’s activities, it is proposed to change the Company’s name from Tremor International Ltd. to Nexxen International Ltd., and, accordingly, to amend the Articles to change all references to Tremor International Ltd. in the Articles to Nexxen International Ltd.

In accordance with Israeli law, the change of the Company’s name requires approval of the Company’s shareholders and of the Israeli Companies Registrar. Subject to the approval of the Company’s shareholders at the AGM, the Company will seek approval of the Israeli Companies Registrar to the name change. The name change shall become effective following the issuance of a Certificate of Name Company by the Israeli Companies Registrar. In the event the Israeli Companies Registrar does not approve the proposed new company name, the Board shall seek approval to amend to a similar company name.

3.          Increase to the Size of the Board of Directors

Article 41 of the Articles provides that the Board shall consist of not less than four Directors nor more than nine Directors. Following the significant expansion in the scope of the Company’s business and activities since the acquisition of Amobee group and its listing of ADS on Nasdaq, it is proposed to continue to expand the skill sets and the knowledge and experience of the Board by increasing the maximum size of the Board from nine Directors to eleven Directors, and, accordingly, to amend Article 41 of the Articles to provide that “The Board of Directors of the Company shall consist of not less than four Directors nor more than eleven Directors.”.

As described in detail below, in connection with this expansion, the Board has nominated Daniel Kerstein and Rhys Summerton, with their significant knowledge and experience and skill-sets, for election at the General Meeting. The Board’s nomination of Messrs. Kerstein and Summerton was a result of the Company’s engagement with its largest stockholder.

4.          Election of Directors

The Articles require the Directors to retire and if wishing to serve again, to offer themselves for re-election by the shareholders at each annual general meeting.

Resolutions 3-13 proposes to re-elect each of the Directors for a further term of one year ending on the date of the Company’s next annual general meeting in 2024, and to elect two new Directors, Daniel Kerstein and Rhys Summerton, to expand the skill sets and the knowledge and experience of the Board.

The Board currently consists of nine directors, six of which are non-executive directors: (i) Christopher Stibbs; the Chairman of the Board and a non-executive director; (ii) Neil Jones, the Senior Non-Executive Director; (iii) Joanna Parnell, a non-executive director; (iv) Lisa Klinger, a non-executive director; (v) Rebekah Brooks, a non-executive director; and (vi) Norm Johnston, a non-executive director. The three remaining directors are the Company’s executive directors, Ofer Druker, the Company’s Chief Executive Officer, Yaniv Carmi, the Company’s Chief Operating Officer, and Sagi Niri, the Company’s Chief Financial Officer.

The two new Director nominees, Daniel Kerstein and Rhys Summerton, will also be non-executive Directors, resulting in eight of the eleven Directors being non-executive Directors.

Each of Mr. Stibbs, Mr. Jones, Ms. Brooks, Mr. Johnston, Mr. Kerstein, Ms. Klinger, Ms. Parnell and Mr. Summerton qualifies as an independent director under the corporate governance standards of The Nasdaq Stock Market and under the independence requirements of Rule 10A3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended.

Each of Mr. Jones and Ms. Klinger qualifies as an “audit committee financial expert”, as defined by the rules of the SEC and has the requisite financial experience defined by listing standards of The Nasdaq Stock Market; and each of the Company’s directors has the necessary qualifications and expertise required under the Israeli Companies Law, to serve as a director of a public company.

All members of the Audit Committee, the Compensation Committee and the Sustainability, Nominating and Governance Committee are non-executive directors, with Ms. Klinger serving as the Chair of the Audit Committee, Mr. Jones serving as the Chair of the Compensation Committee, and Mr. Stibbs serving as the Chair of the Sustainability, Nominating and Governance Committee. Following the General Meeting and subject to his election, Mr. Kerstein is also expected to join the Compensation Committee.

Biographical details for each of the Directors and Director nominees are set out below:

Christopher Stibbs. Christopher Stibbs has served as a member of the Board of Directors since May 2019 and as Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. From July 2013 to August 2019, he served as Chief Executive of The Economist Group Ltd. (the “Economist Group”), a media company. Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson (NYSE:PSO), a publishing company and Incisive Media, a B2B information and events company. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers and currently serves as a non-executive director at Oxford University Press and serves as a chairman of Times Higher Education, IWSR Topco Limited and Sagacity Solutions Ltd.

Neil Jones. Neil Jones has served as a member of the Board of Directors since 2014. Mr. Jones has spent most of his career in the media sector leading the Finance and M&A functions of UK listed businesses. He is currently Corporate Development Director of Inizio Group Limited, the international life science services company created from the merger of UDG Healthcare plc and Huntsworth plc ("Huntsworth") in August 2021. Prior to that he was Chief Operating Officer and Chief Financial Officer at Huntsworth plc from February 2016. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer from 2008. Between 2003 and 2008, Mr. Jones was Chief Financial Officer at Tarsus Group plc, an international media company. Mr. Jones has a B.A. in Economics from the University of Manchester and completed his ACA in July 1990 with PricewaterhouseCoopers.  Mr. Jones is also a non-executive Director of Sivota plc a UK listed special opportunities vehicle that invests in undervalued technology business.

Joanna Parnell. Joanna Parnell has served as a member of the Board of Directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemaker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital, a digital marketing agency (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross-platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

Lisa Klinger. Lisa Klinger has served as a member of the Board of Directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, between 2018 and 2019, Ms. Klinger served as Chief Financial Officer at Ideal Image Development Corp, an L Catterton portfolio company and the largest U.S. retail provider of nonsurgical cosmetic and aesthetic procedures.  Prior to that, between 2016 and 2017, she held the role of Chief Financial and Administrative Officer at Peloton Interactive Inc., (NASDAQ:PTON), the leading connected fitness platform.  Ms. Klinger's previous Chief Financial Officer roles include Vince Holding Corp. (NYSE:VNCE), a fashion apparel company and The Fresh Market, Inc., a specialty food retailer.  At both companies, Ms. Klinger led go-public processes and subsequently served on the Executive Leadership team of the public entities. Ms. Klinger also held senior finance roles at Limited Brands and at Michael’s Stores, Inc. where she was Senior Vice President, Finance and Treasurer, and Acting Chief Financial Officer. She currently serves on the Board of Directors and as Audit Committee Chair of Emerald Holdings, Inc. (NYSE: EEX), a leading U.S. business-to-business platform producer of trade shows, events, conferences, marketing, and B2B software solutions, since 2018, and also serves on the Board of Directors as chairperson and on both the Audit Committee and Compensation Committee of The Container Store Group, Inc. (NYSE:TCS), the leading specialty retailer of storage, organization products, custom closets and in-home services in North America. Ms. Klinger also served on the Board of Directors and Audit Committee of Party City Holdco, Inc. (NYSE: PRTY), a vertically integrated party goods supplier and retailer from 2015 to 2021. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

Rebekah Brooks. Rebekah Brooks has served as a member of the Board of Directors since June 2020. Since 2015, Ms. Brooks has been Chief Executive of British newspaper publisher News Corp UK & Ireland Limited, part of New News Corporation (NASDAQ:NWSA), a mass media and publishing company (“News Corp”), having first joined News Corp in 1989. Starting as a feature writer for the News of the World, Ms. Brooks became Editor of the Sun in 2003, a position she held until July 2009. From 2009 to 2011, she served as Chief Executive of News International, overseeing a period of significant growth in newspaper operating profit and paid-for digital subscriptions at The Times. Following her appointment as Chief Executive of News Corp UK and Ireland, Ms. Brooks restructured the Sun’s online strategy, driving significant audience growth. In 2016, she also oversaw the strategic acquisition of Wireless, the owner of national radio brands talkSPORT, talkRADIO and Virgin Radio and subsequently launched Times Radio and TalkTV. Ms. Brooks is a Director of News Group Newspapers and Times Media, and a Non-Executive Director of PA Group, the parent company of the Press Association.

Norm Johnston. Norm Johnston has served as a member of the Board of Directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he held from April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP plc and GroupM’s media service company, Mindshare Media UK Limited, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever plc, Nestle S.A. and American Express Company. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

Daniel Kerstein. From 2011 through 2023, Mr. Kerstein held the position of Managing Director, M&A and Global Head of Activist Defense and ESG Advisory at Barclays, where he managed a global team of bankers focused on activist-shareholder defense and ESG advisory. From 2007 through 2011, Mr. Kerstein held the position of Managing Director, Global Finance at Barclays and Lehman Brothers where he led a team of structuring experts, lawyers and accountants, applying accounting, tax, regulatory and general financial expertise to address changing market and regulatory environments to create innovative financial products and strategic alternatives focused on maximizing corporate and shareholder value and improving company returns. Mr. Kerstein joined Lehman Brothers in 2003 from Merrill Lynch. From 1997 through 2003, Mr. Kerstein held the position Vice President, Corporate Finance Investment Banking at Merrill Lynch. Mr. Kerstein holds a B.A. from CUNY, Queens College and a J.D. from Harvard Law School.

Rhys Summerton. From 2014 through present, Mr. Summerton holds the position of Fund Manager and Investor at Milkwood Capital, a long-term, value oriented, global investment company.  During this time, Mr. Summerton has successfully promoted the value realization of a number of investments through efficient capital allocation and decision-making.   From 2009 to 2013, Mr. Summerton held the position of Managing Director and Global Head of Emerging Market Equity Research at Citigroup, managing the number 1 ranked research franchise.  Prior to that, Mr Summerton was a telecoms and media analyst at Citigroup and Cazenove.  Mr. Summerton is Chartered Accountant, through Ernst &Young.

Ofer Druker. Ofer Druker has served as the Chief Executive Officer and as a member of the Board of Directors since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, Mr. Druker served as the Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd. (LSA:MTMY), a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

Yaniv Carmi. Yaniv Carmi has served as the Chief Operating Officer since March 2020 and as a member of the Board of Directors since 2014. Mr. Carmi previously served as the Company’s Chief Financial Officer from January 2010 to March 2020. He is currently responsible for the delivery of the business plan and driving the growth ambitions. Mr. Carmi was instrumental in our initial public offering of the ordinary shares on AIM in 2014 and in the subsequent global expansion in operations, including significant M&A activity. He is an experienced finance professional, whose previous roles include tax and audit senior at KPMG Israel. Mr. Carmi is also a Certified Public Accountant and holds a B.A. in Economics and Accounting from Ben-Gurion University and an M.B.A. in Financial Management from Tel Aviv University.

Sagi Niri. Sagi Niri has served as the Chief Financial Officer since March 2020 and as a member of the Board of Directors since June 2020. Mr. Niri has over 20 years of experience in finance and leadership roles in the technology and real estate sectors. Mr. Niri previously served as Chief Executive Officer of Labs (“Labs”), and Chief Financial Officer of LabTech Investments Ltd., Labs’ parent company, which owns and manages office, retail and residential real estate in London. In addition, Mr. Niri spent over nine years at Matomy, initially as Chief Operating Officer/Chief Financial Officer and more recently as Chief Executive Officer. Mr. Niri is a member of the Institute of Certified Public Accountants in Israel and holds an M.B.A. in Finance from Manchester University and a B.A. in Corporate Finance from the College of Management in Israel.

5.          Re-appointment of the Company’s Independent External Auditor for 2023

Resolution 14 proposes to approve the re-appointment of Somekh Chaikin, a member of KPMG International, as the Auditor of the Company for the year ending 31 December 2023, and its service until the annual general meeting of shareholders to be held in 2024 and authorises the Directors (or Audit Committee if authorised by the Board) to set its remuneration. The following table details the fees paid by the Company and its subsidiaries to Somekh Chaikin in each of the respective fiscal years:

	Year Ending December 31,
	2022	2021
	(US$ ‘000)
Audit Fees(1):	842	551
Audit-related fees(2):	130	125
Tax fees:	288	213
TOTAL:	1,260	889

(1)
“Audit fees” are the aggregate fees paid for the audit of the Company’s annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

6.          Proposed Increase to Share Reserves of the Company’s Equity Compensation Plans

Background

Under the Nasdaq Listing Rules, a company whose shares are listed on Nasdaq is required to seek approval for the adoption of, or material amendment to, an equity compensation plan under which employees, officers and directors may receive equity in the Company.

The Company currently has two active equity incentive plans from which we may grant awards to employees and other eligible service providers of the Company and its subsidiaries: the Company’s Global Share Incentive Plan (2011), as amended (the “2011 Plan”) and the Company’s 2017 Equity Incentive Plan, as amended (the “2017 Plan”, and collectively with the 2011 Plan, the “Equity Plans”).

In November 2023, our Board amended the Equity Plans, subject to shareholder approval, to increase the number of ordinary shares authorized for issuance under the 2011 Plan by 1,250,000 ordinary shares to a total of 1,680,091 ordinary shares, and to increase the number of ordinary shares authorized for issuance under the of the 2017 Plan by 3,750,000 ordinary shares to a total of 4,844,829 ordinary shares (the “Equity Plan Amendments”).  The Equity Plan Amendments will result in a total of 5,000,000 new shares available for awards under the Equity Plans. The increased authorized number of ordinary shares under the 2017 Plan also represents the limit on the number of shares which may be issued on the exercise of incentive stock options (ISOs).

Accordingly, Resolution 15 proposes that shareholders approve the Equity Plan Amendments.  Moreover, if Resolution 15 is approved, the Company notes that no equity grants will be issued from the shares added to the Equity Plans to the Company’s executive directors until the Company solicits and receives further approval from the shareholders on proposed grants to the executive directors.  The Company’s current executive directors are: Ofer Druker, the Company’s Chief Executive Officer; Yaniv Carmi, the Company’s Chief Operating Officer; and Sagi Niri, the Company’s Chief Financial Officer. The Company commits that any grants proposed to be issued to its executive directors out of the increased share reserves under the proposed Equity Plan Amendments will be structured such that at least 50% of the new shares underlying any such awards will be performance-based awards.  The performance-based vesting targets will be a combination of operating metrics and share price metrics.  Messrs. Druker, Carmi and Niri have not received any equity awards from the Company since 2021.

Importance of the Equity Plan Amendments

Our Compensation Committee, Board and our management all believe that the effective use of long-term equity incentives is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plans and achieve strong performance in the future.  Such incentives also provide a direct link between executive compensation and long-term shareholder value creation.

In light of the growth in the Company’s global activities and the significant growth in the size of the Company’s workforce, including as a result of the acquisition of the Amobee group completed in September 2022 and the Company’s Nasdaq IPO in June 2021, and the Company’s increasing need to continue to appropriately incentivise, attract and retain qualified employees in line with practices of Nasdaq-listed companies, the Compensation Committee and the Board believe that it is in the best interest of the Company and its shareholders to increase the maximum number of ordinary shares that may be granted under the Equity Plans.

The share reserves under the Equity Plans have not been increased since April 2021, prior to our Nasdaq IPO, and our executive directors have not received any equity incentive awards since 2021.  By increasing the number of shares authorized for issuance under the Equity Plans, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the Compensation Committee, our Board and our management.

If Resolution 15 is not approved by our shareholders, we anticipate that we will not have sufficient shares available to fund awards in a manner that will enable us to compensate our executive directors and employees at market-competitive rates, which could place us in a disadvantage as compared with our competitors.

Assuming Resolution 15 is adopted by our shareholders, the total number of shares subject to outstanding awards plus the total number of shares available for issuance pursuant to future awards under the Equity Plans will equal 14,047,798 , which is below 10% of our outstanding number of ordinary shares plus those additional shares that may become issuable under outstanding awards or future awards under the Equity Plans after taking into account the requested share reserve increase. Therefore, we will not exceed the overhang limit recommended by institutional shareholder groups and proxy advisory groups.

Summary of the Equity Plans

The Company generally may grant options, restricted share awards, restricted share units and other equity-based awards, including performance-based awards, from either plan.  The 2011 Plan also allows the Company to grant tax favorable awards to eligible recipients who are Israeli tax residents in compliance with Section 102 of the Israeli Income Tax Ordinance, while the 2017 Plan permits the Company to grant tax favorable “incentive stock options” to U.S. taxpayers within the meaning of Section 422 of the U.S. Internal Revenue Code.

The 2017 Plan will expire on 4 December 2027, ten years after it was adopted by shareholders. After that time, no additional grants may be made under the 2017 Plan, but outstanding grants will continue to be governed by the terms of the plan. The 2011 Plan has no expiration date.  Shares authorized for issuance from the 2017 Plan may not be added to the share reserve of the 2011 Plan, and vice versa.

The principal features of the 2011 Plan and the 2017 Plan are summarized under the headings “2011 Equity Incentive Plan” and “2017 Equity Incentive Plan” in Item 6.B (“Compensation”) of our Annual report on Form 20-F for the year ended 31 December 2022, as filed with the United States Securities and Exchange Commission on 7 March 2023 (the “2022 Form 20-F”), which description is incorporated by reference into this Document. Those summaries do not contain all information about the Equity Plans.  A copy of the complete text of the 2011 Plan and the 2017 Plan are included as Exhibit 4.2 and Exhibit 4.3 to our 2022 Form 20-F, and the descriptions of the Equity Plans in the 2022 Form 20-F are qualified in their entirety by reference to the full text of the Equity Plans.

Share Usage

We continue to believe that equity awards such as options, restricted share unit awards and performance-vested share unit awards are a vital part of our overall compensation program. Our compensation philosophy reflects broad-based eligibility for equity incentive awards. However, we recognize that equity awards dilute existing shareholders, and, therefore, we must responsibly manage the growth of our equity compensation program. We are committed to effectively monitoring our equity compensation share availability, including our “burn rate,” to ensure that we maximize shareholders’ value by granting the appropriate number of equity incentive awards necessary to attract, reward, and retain employees. The tables below show our responsible overhang and burn rate statistics.

Overhang
As of 18 November 2023
Total number of ordinary shares subject to outstanding options	3,822,222
Weighted-average exercise price of outstanding options	$7.85 (£6.87)
Weighted-average remaining term of outstanding options	2.35 years
Total number of ordinary shares subject to outstanding full value awards	3,700,656
Total number of ordinary shares available for grant under the 2011 Plan	430,091
Total number of ordinary shares available for grant under the 2017 Plan	1,094,829

As of 18 November 2023
Total number of ordinary shares outstanding	145,217,229
Per-share closing price of ordinary shares as reported on AIM	£1.455
Per-share closing price of ADSs as reported on Nasdaq Global Market	$3.56

Based on the information above, we have an overhang representing approximately 5.87% of our ordinary shares outstanding as of 18 November 2023. If Resolution 15 is adopted, the 5,000,000 in newly authorized shares would increase the overhang to approximately 8.82%. Overhang is calculated as the total of (a) shares underlying outstanding equity awards plus shares available for issuance under future equity awards, divided by (b) the total number of shares outstanding, shares underlying outstanding awards and shares available for issuance under future equity awards. Our Compensation Committee and Board believe that the proposed share reserve increases represent a reasonable amount of potential equity dilution to accommodate our long-term strategic and growth priorities.

Burn Rate.  The following table provides detailed information regarding the activity related to our equity incentive plans for fiscal years 2020-2022.

	Fiscal Year
	2022	2021	2020
Total number of ordinary shares subject to options granted	620,000	3,254,922	1,801,000
Total number of ordinary shares subject to restricted share unit time-based awards granted	777,448	7,366,472	3,334,074
Total number of ordinary shares subject to performance-based share unit awards granted	168,048	2,668,240	725,000
Weighted-average number of ordinary shares outstanding (CSO)	149,937,339	144,493,989	133,991,210
Burn Rate	1.0%	9.2%	4.4%
Burn Rate (net of cancellations)	0.3%	8.9%	3.0%

Board Recommendation

The Board believes that the Equity Plan Amendments are in the best interests of the Company and its shareholders and recommends a vote in favor of Resolution 15.

7.          Re-adoption of the Remuneration Policy for Directors and Executives

Pursuant to the Israeli Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as the Company, are required to adopt a written remuneration policy for their executives and directors, which addresses certain items prescribed by the Israeli Companies Law.

The adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board and shareholders every three years. The Company’s policy was originally adopted in 2015 and was last re-adopted by the shareholders in April 2021 in advance of the Company’s listing on Nasdaq.

The Compensation Committee reviewed the policy and recommended that the Board and the shareholders re-adopt the existing policy for an additional period of three years, without any changes. The Board subsequently approved the re-adoption of the policy and recommended that the policy be re-adopted by the shareholders at the General Meeting. A copy of the remuneration policy for Directors and the executives is available on the Company’s website at www.tremorinternational.com/investors.

8.          Details of the Annual General Meeting and Action to be Taken in Respect of the General Meeting

A notice convening the Annual General Meeting, which is to be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12:30 p.m. (Israel time) on 27 December 2023 is set out at the end of this Document.

In accordance with Israeli law, at the General meeting, the shareholder will also have the opportunity to discuss with the directors and the Company’s auditors, the financial statements of the Company for the year ended 31 December 2022 together with the report of the auditors thereon.

At the time of publication of the Notice of Annual General Meeting, it is anticipated that the General Meeting will proceed as an open meeting.

A Shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies to exercise all or any of such Shareholder’s rights to attend, speak and vote at the General Meeting. A proxy need not be a shareholder of the Company but must attend the General Meeting for the Shareholder’s vote to be counted.

To be effective, the proxy vote must be submitted in accordance with the enclosed Form of Proxy so as to have been received by Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL by no later than 10.30 a.m. London time on 21 December 2023.

In the case of holders of Depositary Interests, the enclosed Form of Direction must be completed in order to instruct Link Market Services Trustees Limited to vote on the holder’s behalf at the General Meeting. To be effective the completed and signed Form of Direction must be deposited at Link Group by no later than 10.30 a.m. London time on 20 December 2023.

Alternatively, you may instead submit your proxy vote electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the “Vote Online Now” link.

If you are a holder of Depositary Interests and a CREST member, your instruction proxy may also be submitted by using the CREST electronic proxy appointment service. Further details are set out in the notes to the Notice of Annual General Meeting.

9.          Directors’ recommendation and voting intentions

The Directors consider the Company name change, the increase to the size of the Board, the related amendments to the Articles, the election of the Directors, the re-appointment of the Auditor, the proposed increase to share reserves of the Company’s Equity Plans and the re-adoption of the remuneration policy for Directors and executives to be in the best interests of the Company and its shareholders as a whole and accordingly unanimously recommend that the shareholders vote in favour of the Resolutions to be proposed at the General Meeting as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 7,698,084 ordinary shares, representing approximately 5.3 per cent of the issued and outstanding share capital of the Company as at 22 November 2023, the last practicable date prior to the publication of this Document.

Your faithfully,

Christopher Stibbs

Chairman

Yaniv Carmi

Company Secretary

DEFINITIONS

ADSs	American Depositary Shares, each representing two Depositary Interests;
AIM	AIM, a market operated by the London Stock Exchange;
AIM Rules for Companies	the rules and guidance for companies whose shares are admitted to trading on AIM entitled “AIM Rules for Companies” published by the London Stock Exchange as amended from time to time;
Articles	the articles of association of the Company in force as at the date of this Document;
Auditor	the independent external auditor of the Company;
Circular or Document	this circular prepared in relation to the General Meeting;
Company or Tremor	Tremor International Ltd.;
CREST	the computerised settlement system to facilitate transfer of title to or interest in securities in uncertificated form operated by Euroclear UK & International Limited;
Depositary	Link Market Services Trustees Limited;
Depositary Interests	a depositary interest issued by the Depositary representing an entitlement to an Ordinary Share, which may be traded through CREST in dematerialised form;
Directors or Board
the directors of the Company as at the date of this Document whose names are Christopher Stibbs, Neil Jones, Joanna Parnell, Lisa Klinger, Rebekah Brooks, Norm Johnston, Ofer Druker, Yaniv Carmi and Sagi Niri;

DSP	demand-side platforms;
DTRs	the Disclosure Guidance and Transparency Rules of the FCA;
FCA	the Financial Conduct Authority;
General Meeting	the Annual General Meeting of the Company, notice of which is set out at the end of this Document;
Israeli Companies Law	the Israeli Companies Law, 5759-1999;
London Stock Exchange	London Stock Exchange PLC;
Nasdaq	the Nasdaq Global Market;
NIS	Israeli New Shekels, the lawful currency of the state of Israel;
Notice of General Meeting	the notice convening the Annual General Meeting as set out at the end of this Document;
ordinary shares	ordinary shares of NIS 0.01 each in the capital of the Company;
Registrars	Link Market Services (Guernsey) Limited;
Resolutions	the resolutions to be proposed at the General Meeting as set out in the Notice of General Meeting;
SDRT	stamp duty reserve tax;
SEC	the U.S. Securities and Exchange Commission;
Shareholder(s)	holder(s) of ordinary shares and/or Depositary Interests including through ADSs;
SSP	supply-side platform;
U.S. or United States	the United States of America;
UK MAR	Regulation (EU) No.596/2014 which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018; and
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland.

NOTICE OF ANNUAL GENERAL MEETING

TREMOR INTERNATIONAL LTD.

(incorporated and registered in Israel with registered number 513956060)

NOTICE IS HEREBY GIVEN that a General Meeting of Tremor International Ltd. (the “Company”) will be held at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel at 12.30 p.m. (Israel time) on 27 December 2023 for the following purposes:

To receive and discuss with the directors the financial statements of the Company for the year ended 31 December 2022 together with the report of the auditors thereon.

To consider, and if thought fit, pass Resolutions 1 – 16 set forth below.

Unless the context requires otherwise, words and expressions defined in the Circular from the Company to its shareholders dated 22 November 2023, of which this notice forms part, have the same meanings when used in this notice.

RESOLUTIONS

1.
THAT, the Company’s name change from Tremor International Ltd. to Nexxen International Ltd. (or similar name approved by the Israeli Companies Registrar), including the replacement of all references to Tremor International Ltd. with Nexxen International Ltd. in the articles of association of the Company, be and is hereby approved.

2.
THAT, the maximum size of the Board of Directors be increased to eleven directors, and, that Article 41 of the articles of association of the Company be amended to provide “The Board of Directors of the Company shall consist of not less than four Directors nor more than eleven Directors.”

3.
THAT, Christopher Stibbs, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as an independent non-executive director to hold office until the close of the annual general meeting of the Company in 2024, and until his respective successor is duly elected and qualified (if re-elected, Mr. Stibbs shall continue to serve as Chairman of the Company’s board of directors following the General Meeting).

4.
THAT, Neil Jones, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as the Company’s senior non-executive director to hold office until the close of the annual general meeting of the Company in 2024, and until his respective successor is duly elected and qualified.

5.
THAT, Joanna Parnell, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2024, and until her respective successor is duly elected and qualified.

6.
THAT, Lisa Klinger, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2024, and until her respective successor is duly elected and qualified.

7.
THAT, Rebekah Brooks, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2024, and until her respective successor is duly elected and qualified.

8.
THAT, Norm Johnston, who retires by rotation pursuant to Article 42 of the Company’s Articles, be re-elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2024, and until his respective successor is duly elected and qualified.

9.
THAT, Daniel Kerstein be elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2024, and until his respective successor is duly elected and qualified.

10.
THAT, Rhys Summerton be elected as a non-executive director to hold office until the close of the annual general meeting of the Company in 2024, and until his respective successor is duly elected and qualified.

11.
THAT, Ofer Druker, who retires by rotation pursuant to Article 42 of the Company’s, be re-elected as a director to hold office until the close of the annual general meeting of the Company in 2024, and until his respective successor is duly elected and qualified.

12.
THAT, Yaniv Carmi, who retires by rotation pursuant to Article 42 of the Company’s, be re-elected as a director to hold office until the close of the annual general meeting of the Company in 2024, and until his respective successor is duly elected and qualified.

13.
THAT, Sagi Niri, who retires by rotation pursuant to Article 42 of the Company’s, be re-elected as a director to hold office until the close of the annual general meeting of the Company in 2024, and until his respective successor is duly elected and qualified.

14.
THAT, Somekh Chaikin, Member Firm of KPMG International, be re-appointed as the Company’s independent external auditor for the year ending 31 December 2023, and its service be approved until the annual general meeting of shareholders held in 2024 and to authorise the Company’s board of directors (or, the Audit Committee, if authorised by the board of directors) to fix its remuneration.

15.
THAT, in accordance with the recommendation of the Compensation Committee and the Board of Directors, to approve (i) an increase to the share reserve of the Company’s Global Share Incentive Plan (2011) by 1,250,000 ordinary shares to a total of 1,680,091 available shares, and (ii) an increase to the share reserve of the Company’s 2017 Equity Incentive Plan by 3,750,000 ordinary shares to a total of 4,844,829 available shares.

16.
THAT, in accordance with the requirements of the Israeli Companies Law, the Company’s remuneration policy for the board of directors and executives be re-adopted for an additional period of three years.

22 November 2023

Registered Office: 82 Yigal Alon Street Tel Aviv 6789124 Israel	By order of the Board Yaniv Carmi Company Secretary

Notes:

1.
Holders of Depositary Interests may only instruct Link Market Services Trustees Limited (the “Depositary”) who will appoint the chairman as their proxy to vote at the meeting. Depositary Interest holders wishing to attend, speak and vote at the meeting should contact the Link Group to request a Letter of Representation and this instruction is covered off in the notes on the Form of Direction.

2.
If you do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact Link Group by emailing shareholderenquiries@linkgroup.co.uk or you may call on +44 (0) 371 664 0300 (calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The shareholder helpline is open from 9.00 a.m. to 5.30 p.m. GMT, Monday to Friday, excluding public holidays in England and Wales). All forms must be signed and should be returned together in the same envelope.

3.
To be valid, any Form of Proxy or other instrument appointing a proxy and any power of attorney or other authority under which it is signed, or a notarially certified or office copy of such power or authority, must be received by post or (during normal business hours only) by hand at Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds, LS1 4DL by no later than 10.30 a.m. on 21 December 2023.

4.
In the case of Depositary Interest holders, a Form of Direction must be completed in order to instruct the Depositary to vote on the holder’s behalf at the meeting. To be effective, a completed and signed Form of Direction must be deposited at Link Group by no later than 10.30 a.m. on 20 December 2023.

5.
The return of a completed Form of Proxy, Form of Direction, or other such instrument or any CREST Proxy Instruction (as described in paragraph 12 below) will not prevent a shareholder or Depositary Interest holder attending the General Meeting and voting in person if he/she wishes to do so.

6.
Alternatively, you may instead submit your proxy vote or instruction electronically by accessing the shareholder portal at www.signalshares.com, logging in and selecting the ‘Vote Online Now’ link. You will require your username and password in order to log in and vote. If you have forgotten your username or password, you can request a reminder via the shareholder portal. If you have not previously registered to use the portal, you will require your investor code (‘IVC’) which can be found on your share certificate. Proxy votes should be submitted as early as possible and, in any event, not less than 48 hours (excluding weekends and bank holidays) before the time for holding the meeting and if not so submitted shall be invalid.

7.
Pursuant to the Israeli Companies Law, to be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the register of the Company at by no later than 10.30 a.m. BST on 27 November 2023. Changes to the Company’s register after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law is 29 November 2023.

8.
The quorum for the General Meeting shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate 25 per cent of the voting power of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine.

9.
Any shareholder attending the General Meeting is entitled pursuant to the Israeli Companies Law to ask any question relating to the business being dealt with at the meeting. The Company will answer any such questions unless (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; or (ii) the answer has already been given on a website in the form of any answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

10.
As at 22 November 2023, the Company’s issued share capital consisted of 193,523,411 ordinary shares, including 48,306,182 ordinary shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), which the Company holds in Treasury. Therefore, the total voting rights in the Company as at 22 November 2023 were 145,217,229 ordinary shares.

11.	The Board recommends that shareholders vote in favour of all items in the Notice.

12.
Holders of Depositary Interests who are CREST members and submit their instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

13.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to an instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent ID (RA10) by 10.30 a.m. BST on 20 December 2023 for DI holders and by 10.30 a.m. BST on 21 December 2023 for Shareholders. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

14.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

15.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

16.
Pursuant to the Israeli Companies Law, the approval of each of the Resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on the resolution in person or by proxy. In addition, the affirmative vote of the holders of a majority of the voting power represented and voting on Resolution 16, in person or by proxy, must either include at least a majority of the ordinary shares who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in such Resolution, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such Resolution must not represent more than two per cent of the outstanding ordinary shares. For this purpose, you are asked to indicate in the Form of Proxy card whether you are a controlling shareholder or have a personal interest in such Resolution (within the meaning of the Israeli Companies Law).

17.
Copies of all documents referenced in this Notice are available for inspection during normal business hours at the registered office of the Company on any weekday (Fridays and public holidays excluded) and Sundays. The annual compensation earned during 2022 by the Company’s five most highly-compensated executive officers is outlined in Item 6 of the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, as filed with the Securities and Exchange Commission on 7 March 2023.